UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, September 8, 2011

France Telecom offers USD 2 billion in notes

France Telecom placed in the United States USD 2 billion in notes, in two tranches:

Currency	Format	Term	Notional	Coupon	Re-offer spread
USD USD	fixed rate fixed rate	5 years 10 years	1 billion 1 billion	2.750% 4.125%	US Treasury Bond + 195 bps US Treasury Bond + 220 bps

In line with its debt management principles the Group has seized a window of opportunity in the dollar bond market to continue to extend the maturity of its debt while diversifying still further its funding sources.

BofA Merrill Lynch, Citigroup and J.P. Morgan are acting as bookrunners.

Press contacts:

Tom Wright, tom.wright@orange-ftgroup.com, +33 (1) 44 44 93 93

Sébastien Audra, sebastien.audra@orange-ftgroup.com, +33 (1) 44 44 93 93

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1- 800-294-1322 (toll free), Citigroup Global Markets Inc. at 1-877-858-5407 (toll free) and J.P. Morgan Securities LLC at 1-212-834-4533 (collect) or France Telecom at +33 1 44 44 22 22.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom to qualified investors (as defined in the Prospectus Directive) who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Not for distribution in Japan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 9, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations